

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 28, 2012

VIA U.S. MAIL

Ms. Jamie Ruff Casto
Managing Counsel
Office of General Counsel
Nationwide Life Insurance Company
One Nationwide Plaza, 1-34-201
Columbus, Ohio 43215

Re: Nationwide Variable Account II (811-03330): Initial Registrations on Form N-4
Nationwide Destination℠ Annuity 2.0 ("Annuity2") (SEC No. 333-182494)
Nationwide Destination℠ C 2.0 (SEC No. 333-182495)

Dear Ms. Casto:

The staff has reviewed the above-referenced registration statements which the Commission received on July 2, 2012. We have given these filings a full review noting their similarity to the separate account's other registration statement (SEC File No. 333-177439) which the staff previously reviewed as you mentioned in your transmittal letter(s). The comments below are based on the unbracketed version of Nationwide Destination℠ Annuity 2.0 ("Annuity2") with full fee information which we received as separate EDGAR correspondence. Unless the context clearly indicates otherwise, comments apply to both filings and to all instances where the same or parallel language appears in either one. Please make conforming changes throughout, as applicable.

1. Glossary: Co-Annuitant (p. 2). In the definition of Co-Annuitant, please insert the phrase "any benefit available under" between the words "receive" and "the Spousal Protection Feature" for clarity.

2. Fee Tables (pp. 6-7).
a. Footnote Numbering Issues. The footnote numbers should go in chronological order, but they appear to skip numbers 3 and 4. Please revise. Also, in the Summary of Maximum Contract Expenses, the footnote text associated with Maximum Spousal Continuation Benefit Charge describes the Maximum Nationwide L.inc LC Option charge. Please substitute the number for the footnote that discusses the current charge for the Spousal Continuation Benefit instead.

b. Underlying Fund Fees. In your response letter, please confirm that the maximum and minimum portfolio fee figures include acquired fund fees and expenses as required by Instruction 3(f) to Item 3 of Form N-1A.

3. Contract Synopsis: (pp. 8-10).
a. Subsequent Purchase Payments. Please use bold face font or some other means of drawing attention to the sentences that indicate subsequent purchase payments may not be available in all

states. Also, since there are only two optional benefits, explicitly name any benefit that restricts subsequent purchase payments and emphasize this disclosure.

b.   *Death Benefit Option*. In the standard death benefit description of value (ii), please clarify whether "amounts withdrawn" refers only to amounts withdrawn by the contractowner or also includes amounts withdrawn by Nationwide to pay contract fees and charges.

c.   *Nationwide L.inc LC Option ("LC Option")*. If correct, please insert the word "only" between "LC Option" and "is available" in the 2nd sentence of the first paragraph. Also, if the cost of this option may exceed the benefit it provides, please state this. We note that this language was included in the disclosure for the template product and has been removed. Finally, please revise the last sentence of this section to clarify that the early and excess withdrawals it describes will automatically terminate the LC Option, all related benefits and the entire variable annuity contract.

d.   *Charges for Optional Benefits.* The disclosure states that the charges associated with optional benefits "are generally only assessed prior to annuitization." Please delete the word "generally." Otherwise, explain when optional charges will be assessed after annuitization.

e.   *Death Benefit*. If correct, please clarify that unless the purchaser elects the enhanced death benefit option, the standard death benefit is provided under the contract by default. The current language could suggest that there is no death benefit provided if the applicant does not affirmatively elect one or the other.

f.   *Condensed Financials*. Please indicate where and when accumulation unit values will be reported and available in the future.

4.   *Investing in the Contract (pp. 10-12).*
a.   *Nationwide's Obligations*. Please clarify the last sentence of the second paragraph. Specifically, distinguish between obligations arising under the contract and optional benefit obligations that exceed the variable account value.

b.   *Substitution of Securities*. In paragraph (2), it is not clear how the term "inappropriate" applies to eliminating or combining fund options. Please explain whether eliminating or combining funds is subject to SEC approval like substitutions are or whether these changes are up to Nationwide's discretion.

5.   *Contacting the Service Center (p. 12).* The paragraph that begins "Nationwide may be required to provide" appears to be new language that was not in the template filing. If this is correct, will this language be added to Nationwide's existing contracts as well?

6.   *The Contract in General (pp. 12-14).*
a.   *Contract Obligations: Variable & General Accounts.* The reference to "guarantees" in the italicized sentence on page 12 is unclear. Please explain the insurance company's independent general and separate account obligations more fully. Specifically, explain that if the benefit value under the optional rider is greater than the contract value in the separate account, benefit payments based on that excess are: (1) obligations of the general account, not the separate account; and (2) subject to the rights of the insurance company's other creditors and, ultimately, its overall claims paying ability.

b. Types of Payments Nationwide Receives. Either supplementally confirm that Nationwide intends to use payments from underlying funds or their affiliates to "reduc[e] the prices of the contracts" or delete the corresponding language from the list of corporate purposes these payments may serve.

c. Identification of Underlying Mutual Funds. Please substitute the word "will" for "may" in the sentence noting that "higher contract and underlying mutual fund fees and charges have a direct effect on and *may* lower your investment performance." (Emphasis added.)

d. Profitability. Given that the disclosure specifically states that no commissions are paid under the contract and it does not assess a CDSC charge, why does Nationwide anticipate it will not earn a profit in the early years of the contract? What are the increased administrative and distribution expenses to which this disclosure refers?

7. Standard Charges and Deductions (pp. 14-15). For emphasis, please consider highlighting the last sentence under the Premium Taxes heading. Also, in the Short-Term Trading Fees section, consider eliminating the repetitious statement about Nationwide remitting these fees to the underlying mutual fund and not retaining them.

8. Optional Contract Benefits, Charges and Deductions (p. 15).
a. Introductory Paragraph (3). Please clarify that if the LC Option terminates prior to annuitization, Nationwide will not continue to deduct the related charges until annuitization.

b. One-Year Enhanced Death Benefit Option. In the paragraph following "Note:" please add a sentence generally summarizing the practical effect of a different calculation for contracts with purchase payments in excess of $3,000,000.

9. LC Option (pp. 15-19).
a. Availability. The distinction between the two situations described under the Availability sub-heading is unclear. Please clarify how the second situation would come up if assignment of the contract terminates the LC Option. Specifically, under what circumstances is Nationwide contemplating that a contract "purchased in the normal course of business" will become a beneficially-owned contract without being (a) assigned; or (b) inherited by a contract beneficiary?

b. Lifetime Income Withdrawals. For clarity and ease of reference, please capitalize and define the term "Lifetime Income Withdrawal." Also, in the paragraph beginning "[a]t the time of the first lifetime income withdrawal," the last sentence is only correct while the option is in effect. For accuracy, please add a qualifier to that effect.

c. Effect of Zero Account Value. Please clarify whether the contract can terminate without value if the total account value falls to zero due to a combination of contractowner withdrawals and poor market performance. If so, describe how Nationwide determines which factor caused the account value to fall to zero. What happens if the contract's account value falls to zero due to the deduction of charges? If appropriate, please specifically state that the contract may terminate without value if a zero account balance value results from contractowner withdrawals, deduction of charges, the combined impact of these factors or these factors and negative market.

d. Settlement Options: Benefit Forfeiture. In your response letter, please explain why the default settlement option is structured as described in the bold statements on page 18. It appears that the contractowner's investment behavior can no longer affect Nationwide's risk and Nationwide can determine the value of any annual benefit amount the contractowner has not requested by the end of the year. If this is the case, why is it appropriate for Nationwide to keep any portion of the annual benefit amount to which a contractowner is already entitled?

e.   *Settlement Options: Age Based Lump Sum.* Please clarify the practical effect of subtracting 3 years from the age of the younger spouse to determine the corresponding multiplier. What is the reason for this adjustment?

10. *Spousal Continuation Benefit (pp. 19-20).*
a.   *Tax Penalty for Early Distributions.* The template filing included a statement about the tax penalty imposed if distributions are made before the contractowner reaches age 59½.   If the missing language is accurate for this product, please add the equivalent statement to this section where appropriate.

b.   *Risks Associated with Electing the Spousal Continuation Benefit.* Please use bold face type or some other means of drawing attention to the sentence directly under subparagraph (3) above the Income Benefit Investment Options heading.

11. *Income Benefit Investment Options (p. 20).*
a.   *Reason for Investment Limitations.* Please disclose that the purpose of the investment restrictions is to reduce the volatility in investment performance and that such reduced volatility may reduce the returns on investments. In addition, please disclose that the investment restrictions may reduce the likelihood that Nationwide will have to make payments under the LC Option.

b.   *Static Asset Allocation Model Note.* Please clarify that all the NVIT and Ivy Fund investment options are funds of funds and all of the other allowable investment options require investment in an asset allocation program.

12. *Transfer Restrictions (pp. 23-24).* In the subsection about Managers of Multiple Contracts, please clarify whether contractowners receive advance notice if their advisor is subject to any market timing related restrictions. If not, please indicate how a contractowner can find out whether such a restriction applies to his or her multi-contract advisor.

13. *Right to Examine & Cancel (p. 25).* Please clarify that in states that do not require return of premiums, the contract value will reflect the deduction of the mortality and expense charge, the administration charge and the optional death benefit charges because they are all reflected in the accumulation unit value calculation. Also, in the final sentence above the heading for "Allocation of Purchase Payments...," please clarify that any refund amount in excess of contract value is subject to Nationwide's claims paying ability.

14. *Partial Withdrawals (p. 25).* If correct, please revise or supplement the bold disclosure to expressly state that withdrawals taken to pay advisory or investment management fees may cause the contract to terminate if they reduce the contract value to zero.

15. *Dollar Cost Averaging (p. 26).* As you do on page 15, please expressly state that this service is not available with the LC Option.

16. *Death Benefit Calculations (pp. 28-30).* In the descriptions of both the Standard and the One-Year Enhanced Death Benefit options, please consider using bold text or some other means of drawing attention to the sentences that begin "[t]he practical effect of this formula is...." For the

One-Year Enhanced Death Benefit option, what is the impact of the default calculation that applies if Nationwide does not receive all the information necessary to pay the death benefit within a year of the Annuitant's death? If the result is that the beneficiary receives the same amount s/he would have received without electing this option, state this directly.

17. Annuity Payment Option (p. 32). For clarity, please revise the second sentence by inserting the words "by that date" between "option," and "a variable payment. . . ."

18. Annuitization of Amounts Greater than $5,000,000 (p. 33). Please explain the purpose for or practical effect of the limitations Nationwide may impose on contractowners who are entitled to annuitize an amount in excess of $5,000,000.

19. Appendix A (pp. 38-43). For the PIMCO Variable Insurance Trust Low Duration Portfolio, please limit the Investment Objective disclosure so it is consistent with the level of information provided for all other funds offered. Alternatively, in your response letter, please confirm that the description reflects the formal language defining the fund objectives in the relevant official fund governance documents.

20. Distribution, Promotional, and Sales Expenses (SAI, p. 1). Please confirm the 0.75% figure for the marketing allowance Nationwide determined when setting charges for the contracts. If this value is correct, please explain why the assumed value that applies to this contract and the template contract are the same. In particular, address whether Nationwide recovers the same percentage of marketing expenses under both products despite substantially different fee structures.

21. Item 18 (SAI). Please confirm that the disclosure provides all of the information responsive to Items 18(a), (d), and (e).

22. Underwriters (SAI, p. 2). Per Item 29(c), please revise the disclosure to make clear that NISC received no direct *or indirect* commissions from Nationwide during the last three fiscal years.

23. Advertising: Historical Performance of the Subaccounts (SAI, p. 2). Please delete the references to the Contract Maintenance Charge and the standard CDSC schedule as neither applies to this contract.

24. Item 24: Missing Exhibits (Part C). When you file a pre-effective amendment to this registration statement, please include the fund participation agreement for Ivy Funds Variable Insurance Portfolios and the appropriate financial statements in addition to any required disclosure that was not included with the initial filing.

25. Item 26 (Part C).
a. Subsidiary Designations. The organizational control charts included in Part C do not meaningfully respond to the subsidiary designation requirement described in Instruction 2 to Item 26. The instruction requires registrants to show clearly the relationships between each company in the corporate organizational structure in a way that indicates corporate control by ownership percentage and categorizes subsidiaries by the type of financial statements they file. Nationwide's 10-page response covers 148 related entities on two different charts that are not integrated effectively. The chart that shows the corporate organization and ownership shows which entities are subsidiaries. However, the financial statement categories are designated on the other chart. Consequently, the

staff cannot determine which entities require subsidiary designations and whether the subsidiary designations presented are the right ones. Please revise the presentation so it integrates the required information clearly enough for the staff to evaluate it.

b. Principal Business Descriptions. The staff cannot tell what several of the listed entities really do. Please restate the principal business of the following entities more clearly: Nationwide Financial Structured Products, LLC; Nationwide Insurance Company of America; and Nationwide Services Company, LLC.

26. Required Representations. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments and correspondence filed with the initial registration statement, in the event the insurance company requests acceleration of the effective date of a pre-effective amendment to the initial filing, it should furnish a letter filed as EDGAR correspondence, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing nor does the participation in the comment process;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does participation in the comment process; and

- the insurance company may not assert this action or participation in the comment process as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

* *

Please respond to the comments above with a pre-effective amendment to the registration statement and in a letter filed as EDGAR correspondence associated with the initial registration statement. The letter should include the acknowledgements requested in the final comment above and an explanation of how Registrant has revised the disclosure to satisfy each of our comments. If you believe that you do not need to change the disclosure in response to a comment, please indicate that in the letter and explain your position.

Although we have completed our initial review of the preliminary draft registration statement, it will be reviewed further after our comments are resolved. Therefore, we reserve the right to comment further on the registration statement and any changes to it. After we have resolved all issues and the pre-effective amendment to the registration statement is filed with all appropriate exhibits and financial statements, the registrant and its underwriter must both request the acceleration of the effective date of the registration statement. We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date if appropriate.

If you have any questions, you are welcome to call me at 202.551.6752. Mail should be directed to the Securities & Exchange Commission's Station Place address at 100 F Street, N.E., Washington, D.C. 20549-8629.

Sincerely,

Rebecca A. Marquigny
Senior Counsel
Office of Insurance Products